UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

09040968

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51803

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2008 (MM/DD/YY) AND ENDING 03/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ICAP Electronic Broking LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Harborside Financial Center
(No. and Street)

Jersey City (City) New Jersey (State) 07311 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Philip Curry (212) 341-9746
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Ave (Address) New York (City) New York (State) 10017 (Zip Code)

SEC Mail Processing Section
MAY 29 2009
Washington, DC
100

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Philip Curry, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ICAP Electronic Broking LLC, as of March 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

ROSEMARY GUINTA
NOTARY PUBLIC, State of New Jersey
No. 2297663
Qualified in Hudson County
Commission Expires March 7, 2013

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ICAP Electronic Broking LLC

Statement of Financial Condition
March 31, 2009

ICAP Electronic Broking LLC
Index
March 31, 2009

Page(s)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Member of
ICAP Electronic Broking LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of ICAP Electronic Broking LLC ("the Company") at March 31, 2009 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

May 27, 2009

ICAP Electronic Broking LLC
Statement of Cash Flows
Year Ended March 31, 2009

(dollars in thousands)

Assets		
Cash and cash equivalents	$	81,258
Cash segregated under federal regulations		8,059
Commission receivable, net of allowance for doubtful accounts of $0		8,342
Receivable from brokers, dealers and clearing organizations		1,321
Receivable from affiliates		6,923
Software developed for internal use, at cost, net of accumulated amortization of $47,872		2,852
Prepaid expenses and other assets		1,025
Total assets	$	109,780
Liabilities and Member's Equity		
Liabilities		
Accrued expenses and other liabilities	$	17,095
Payable to broker-dealers and clearing organizations		3,043
Payable to affiliates		1,308
Total liabilities		21,446
Commitments and contingencies (Note 6)		
Member's equity		88,334
Total liabilities and member's equity	$	109,780

The accompanying notes are an integral part of this financial statement.

(dollars in thousands)

1. Organization

ICAP Electronic Broking LLC (the "Company") is a Delaware limited liability company. The Member is ICAP Securities USA LLC, a subsidiary of Icap Broking Holdings North America LLC ("IBHNA"). IBHNA has two Members: ICAP North America Inc. ("INAI") and First Brokers Holdings Inc. ("FBHI").

The Company is an indirect wholly owned subsidiary of ICAP plc, a public company registered in the United Kingdom that engages principally in money and securities broking throughout the world.

The Company, headquartered in New Jersey, is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates an electronic inter-dealer trading system for U.S. Treasury and Agency securities, repurchase agreements and mortgage-backed securities. The Company also generates revenue by providing market data to market data distributors.

2. Summary of Significant Accounting Policies

The preparation of the Statement of Financial Condition in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

Cash and cash equivalents at March 31, 2009 include approximately $81,093 of short term highly liquid money market mutual funds. The Company considers short-term interest bearing investments with initial maturities of three months or less to be cash equivalents. In addition, approximately $ 61,015 was held with one major financial institution.

Receivable from and payable to brokers, dealers and clearing organizations consists primarily of clearing fees, commissions and market data fees.

An allowance for doubtful accounts on commissions receivable is maintained at a level that in management's judgment is adequate to absorb potential credit losses. The allowance is increased by provisions charged to income and is reduced by charge-offs.

Certain participants have deposited assets as collateral with the Company which can be pledged or re-pledged by the Company. These assets, which are comprised of U.S. Treasury obligations with a market value of approximately $14,615, are not reflected in the Statement of Financial Condition. As of March 31, 2009, the Company has not pledged or re-pledged any assets.

Depreciation of furniture and equipment is provided on a straight-line basis over the estimated useful lives of the assets, which range from three to five years. Leasehold improvements are amortized over the lesser of the estimated useful lives of the improvements or the terms of the related leases. Software developed for internal use is being amortized on a straight-line basis over its estimated useful life of four years or the remaining license term, whichever is shorter.

The Company is party to Tax Sharing Agreements ("the Agreements") with INAI and FBHI. As a single member limited liability company, it is not treated as a separate taxable entity. Deferred tax

(dollars in thousands)

assets and liabilities are not reflected on the balance sheet as the total net income tax receivable or payable is settled with INAI and FBHI on a regular basis.

In June 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how a company should recognize, measure, present and disclose its financial statements for uncertain tax positions that a company has taken or expects to take on a tax return. The interpretation is effective for fiscal years beginning after December 15, 2008 for non-public companies. The Company will adopt the provisions of FIN 48 during the fiscal year ended March 31, 2010, which is expected to have no material impact on the Company's Statement of Financial Condition.

3. Cash and Securities Segregated Under Federal Regulations

Cash in the amount of $8,059 has been segregated in a special reserve bank account for the benefit of customers under SEC Rule 15c3-3.

4. Receivables from and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at March 31, 2009 consist of the following:

	Receivable		Payable
Clearing fees	571	Clearing fees	34
Other	750	Commission rebate	3,009
	$ 1,321		$ 3,043

5. Software Developed for Internal Use

Software assets ready for their intended use are being amortized on a straight-line basis over their estimated useful lives of four years or the remaining license term, whichever is shorter. Software assets have been capitalized in accordance with Statement of Position 98-1 – Accounting for the Costs of Computer Software Developed for Internal Use ("SOP 98-1"), which requires that certain costs incurred for purchasing or developing software for internal use be capitalized and amortized over the software's estimated useful life. In March 2006, an affiliate of the Company began capitalizing software assets in accordance with SOP 98-1 on the Company's behalf.

Software developed for internal use, beginning of year	$ 50,723
Less: Accumulated amortization	(47,871)
Software developed for internal use, end of year	$ 2,852

In connection with the Company's evaluation of the realization of its capitalized internal use software, no events were identified that would give rise to an impairment.

(dollars in thousands)

6. Commitments and Contingencies

Operating Leases
The Company has obligations under various non-cancelable operating leases. Future minimum rental commitments under such leases are as follows:

	Office Leases	Other Leases	Total
Year Ended March 31,			
2010	656	509	1,165
2011	611	188	799
2012	596	-	596
2013	249	-	249
Thereafter	-		-
	$ 2,112	$ 697	$ 2,809

Office leases contain escalation clauses whereby the rental commitments may be increased.

The Company has provided irrevocable letters of credit totaling approximately $275, which are fully collateralized by U.S. Treasury obligations, as security for its office lease.

Legal proceedings
The Company is involved in litigation arising in the ordinary course of business. Management believes, based upon consultation with outside legal counsel, that the outcome of these matters will not have a material effect on the Company's financial condition.

7. Transactions with affiliates

The Company has an affiliated membership in the Fixed Income Clearing Corporation ("FICC") underneath the direct membership of ICAP Securities USA LLC ("USA"). While the Company maintains a separate participant identification with the FICC, all margining is combined at the USA level.

During the Fiscal year ended March 31, 2009, the Company entered into a fully disclosed clearing agreement with an affiliate of IBHNA, to clear all US Government Security transactions.

The Company entered into an agreement with an indirect wholly owned subsidiary of ICAP plc, whereby the subsidiary provides them with shared occupancy, fixed assets and administrative services (including finance, human resources, operations, legal and electronic data processing functions).

The Company has a receivable from an affiliate, Intercapital plc of $1,012 relating to market data distribution revenue and a payable of $1,308 to other affiliates relating to service charges.

Receivable from affiliate also includes $5,408 due from ICAP Management Services London for certain expenses incurred in the U.S. and revenues collected on the Company's behalf.

Amounts receivable from and payable to affiliates are non-interest bearing and due on demand.

(dollars in thousands)

8. Income Taxes

The Company has recorded income taxes payable to an affiliate of $1,792 which is included in accrued expenses and accounts payable within the Statement of Financial Condition.

9. Stock Option Plans

ICAP plc 2009 Long Term Incentive Plan
ICAP plc has established the ICAP plc Long Term Incentive Plan ("LTIP") which permits executives to defer 25% of their annual bonus in the form of ICAP plc stock grants. The grants vest in equal installments over a three year period. Fully vested stock grants are eligible for a matching grant to receive an additional 20% grant of the deferred bonus amount. The match grant is contingent upon the continued employment of the executive. As of March 31, 2009, the total amount of the stock grants outstanding was 166,731.

10. Employee Benefits

The Company participates in an affiliate's trusteed profit sharing plan (the "Plan") covering substantially all of its employees, under which Company contributions are made at the discretion of management. The Plan includes a 401(k) provision whereby employees are allowed to contribute a portion of their earnings. On a discretionary basis, the Company matches a portion of the employee contributions. Beginning January 1, 2009, the Company suspended the match portion of the plan.

11. Fair Value Measurements

The Company adopted SFAS No.157 "Fair Value Measurements" effective January 1, 2008. SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measure date. Various valuation inputs are used to determine the fair value of assets or liabilities. Such inputs are defined broadly as follows:

Level 1 – Quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 – Other significant observable inputs (including quoted prices for similar securities, interest rates, etc.) for the asset or liability.

Level 3 – Significant unobservable inputs (including management's own assumptions in determining fair value) for the asset or liability.

The Company had no securities owned at March 31, 2009. The Company estimates that the carrying value of its financial instruments recognized on the Statement of Financial Condition (receivables and payables) approximates their fair value, as such instruments are short term in nature.

12. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital. The Company computes its net capital under the

(dollars in thousands)

alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $ 250 or 2% of aggregate debit balance arising from customer transactions, as defined. At March 31, 2009, the Company had net capital of $70,306 which was $70,056 in excess of its required net capital of $250.

The Company is also subject to the reserve requirement for proprietary accounts of introducing broker-dealers (PAIB). At March 31, 2009, the Company was not required to maintain amounts for the exclusive benefit of PAIB participants. The Company has PAIB assets on deposit as collateral for trade settlement with a market value of approximately $5,000 which are not recorded on the Company's Statement of Financial Condition (Note 2).

13. Financial Instruments with off-Balance-Sheet Risk

The Company executes transactions as an agent between undisclosed principals. In the event of non-performance by either counterparty, the Company may be responsible to meet obligations incurred by such non-performance. A majority of the Company's participants are netting members of the Government Securities Division of the FICC. The Company does not anticipate non-performance by counterparties in the above situation and seeks to control such credit risk by allowing system access to counterparties that meet minimum credit requirements and monitoring the credit standing of all counterparties with which it conducts business.

The contractual amount of purchase and sale transactions for the Company at March 31, 2009 was approximately $245,278 for both purchases and sales which have not yet reached settlement date. Substantially all of these transactions have settled in the following month.

In the normal course of its operations, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company believes the risk of loss is remote.